NO ACT

PE
2-16-09

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011582

Received SEC
APR 07 2009
Washington, DC 20549

April 7, 2009

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/7/09

Re: Fortune Brands, Inc.
Incoming letter dated February 16, 2009

Dear Mr. Steiner:

This is in response to a letter submitted by John Chevedden dated February 16, 2009 concerning the shareholder proposal you submitted to Fortune Brands. On February 12, 2009, we issued our response expressing our informal view that Fortune Brands could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received the letter after we issued our response. After reviewing the information contained in the letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Lauren S. Tashma
Vice President and Associate General Counsel
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Fortune Brands, Inc. (FO)**
**Rule 14a-8 Proposal by Kenneth Steiner**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This further responds to the December 22, 2008 no action request.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Allegheny Energy, Inc. (January 15, 2009)
Bank of America Corporation (February 3, 2009)
Baker Hughes Inc. (January 16, 2009)
Burlington Northern Santa Fe Corporation (January 12, 2009)
Home Depot (January 21, 2009)
Honeywell International Inc. (January 15, 2009)
Morgan Stanley (February 4, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Wyeth (January 28, 2009)

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mark A. Roche <mark.roche@fortunebrands.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 12, 2009

Lauren S. Tashma
Vice President and Associate General Counsel
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015-5611

Re: Fortune Brands, Inc.
Incoming letter dated December 22, 2008

Dear Ms. Tashma:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Fortune Brands by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2009

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Fortune Brands, Inc.
Incoming letter dated December 22, 2008

The proposal relates to special meetings.

There appears to be some basis for your view that Fortune Brands may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent did not respond to Fortune Brands' request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Fortune Brands omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Fortune Brands relies.

Sincerely,

Damon Colbert
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Fortune Brands, Inc. (FO)**
**Rule 14a-8 Proposal by Kenneth Steiner**
**Special Shareholder Meetings**

Ladies and Gentlemen:

This responds to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by Kenneth Steiner.

In regard to the company (b) and (f) objections, the company provided the timely December 1, 2008 broker letter as its own exhibit and confirmed that it was acceptable in the below December 1, 2008 email message. Plus the company confirmed that "An email message from [John Chevedden] will suffice" for "confirmation that Mr. Rossi intends to own the shares through the annual meeting" according to the December 1, 2008 company message below.

Plus the company provided no verification that its November 17, 2008 letter was received by anyone.

The company provided these email messages as its own exhibits – but not in this order (emphasis added):
----- Forwarded Message
From: "Roche, Mark" <mark.roche@fortunebrands.com>
Date: Mon, 1 Dec 2008 12:30:04 -0500
To: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Broker Letter (FO) SPM

Mr. Chevedden,

Mr. Steiner did not authorize us to communicate with him through you, so we sent the letter directly to him requesting proof of share ownerhip and intent to retain the shares through our annual meeting.

Thank you for you communication with respect to Mr. Rossi's proposal. ***The broker letter is sufficient to show ownership, but we would like confirmation that Mr. Rossi intends to own the shares through the annual meeting. An email message from you will suffice.***

I hope you had a happy Thanksgiving.

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 02 Dec 2008 19:42:26 -0800
To: "Roche, Mark" <mark.roche@fortunebrands.com>
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche, ***I just spoke to Mr. Steiner and he said he had not received anything from the company.***
Thank you.
John Chevedden

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 11 Dec 2008 17:12:34 -0800
To: "Roche, Mark" <mark.roche@fortunebrands.com>

Subject: Rule 14a-8 Proposal (FO) Kenneth Steiner

Mr. Roche, ***Mr. Kenneth Steiner intends to hold his stock past the date of the annual meeting. Please advise in one business day whether there is any further rule 14a-8 requirement.***
Sincerely,
John Chevedden

This responds to the additional company December 22, 2008 no action request objections regarding this rule 14a-8 proposal by Kenneth Steiner with the following text (emphasis added):

**Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Kenneth Steiner**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

***This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):***

| | | |
|---|---|---|
| *Occidental Petroleum (OXY)* | *66%* | *Emil Rossi (Sponsor)* |
| *FirstEnergy Corp. (FE)* | *67%* | *Chris Rossi* |
| *Marathon Oil (MRO)* | *69%* | *Nick Rossi* |

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The company's speculative misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is only to ask the individual board members to take action in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal to back up its speculative misinterpretations in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of highly speculative or speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals on established topics, such as declassifying the board, are principally directed to the members of the board in their capacity as individual shareholders.

Thus the well-established 2008 Invacare Corporation type proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar established proposal topics), could be excluded henceforth using the same company no action request conjecture. Specifically, through a claim that the Invacare proposal and proposals like it are in reality asking the board to declassify the board and yet are only calling for the board to act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

Shareholders should not be denied the opportunity to vote on this topic in 2009. The following resolved text, which was excluded in 2008 at some companies, nonetheless received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our

bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

| | |
|---|---|
| Home Depot (HD) | 39% |
| Sprint Nextel (S) | 40% |
| Allstate (ALL) | 43% |
| Bank of America (BAC) | 44% |
| CVS Caremark (CVS) | 48% |

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objection which is based on the false theory that rule 14a-8 proposals typically request that board members take action as private shareholders.

The outside opinion also appears to be to be dependent on unqualified acceptance of the company's (i)(2) objection.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Mark A. Roche <mark.roche@fortunebrands.com>

*Lauren S. Tashma*
*Vice President and Associate General Counsel*

FORTUNE
BRANDS

December 22, 2008

<u>BY EMAIL AND FEDERAL EXPRESS</u>
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposal@sec.gov

***Re:*** ***Fortune Brands, Inc.; Commission File No. 1-9076***
***Exclusion of Shareholder Proposal Pursuant to Rules 14a-8(b), 14a-8(f), 14a-8(i)(2) and 14a-8(i)(6)***

Ladies and Gentlemen:

This letter and its attachments are submitted by Fortune Brands, Inc., a Delaware corporation ("Fortune Brands" or the "Company) to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before Fortune Brands intends to file its 2009 proxy statement and form of proxy (together, the "2009 Proxy Materials") with the Securities and Exchange Commission (the "Commission"). The Company respectfully requests the confirmation of the Staff that it will not recommend any enforcement action to the Commission if the Company excludes the attached stockholder proposal (the "Proposal") from the 2009 Proxy Materials pursuant to (i) Rules 14a-8(b) and 14a-8(f) on the basis that the Proponent did not adequately correct the deficiencies identified by the Company within 14 days by failing to include his own written statement that he intends to continue to hold his Company shares through the date of the Company's 2009 annual meeting of stockholders (the "2009 Annual Meeting"), (ii) Rule 14a-8(i)(2) on the basis that, if implemented, the Proposal would cause the Company to violate Delaware law, and (iii) Rule 14a-8(i)(6) on the basis that the Company lacks the power and authority to implement the Proposal.

As required by Rule 14a-8(j), six copies of this letter and all attachments are being sent to the Commission. Also, as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Kenneth Steiner (the "Proponent"), the stockholder who submitted the Proposal.

The Company intends to file its 2009 Proxy Materials on or about March 13, 2009. The 2009 Annual Meeting is scheduled to be held on April 28, 2009. Fortune

Brands received the stockholder proposal (the "Proposal") from the Proponent on November 10, 2008. A copy of the Proposal is attached as Exhibit A. The Proponent submitted the Proposal for inclusion in Fortune Brands' 2009 Proxy Materials for the 2009 Annual Meeting.

## I. Background

The Proposal was submitted to the Company on November 10, 2008 via an email forwarded to the Company by John Chevedden. The Proposal did not contain a cover letter, included only the postal address of the Proponent and listed no other means of contacting the Proponent. The Proposal states as follows:

> "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. (emphasis added) This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b), nor did he include a statement that he intended to hold his Company shares through the date of the 2009 Annual Meeting. Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. On November 17, 2008 the Company sent a deficiency notice to the Proponent via U.S. certified mail to the postal address indicated in the Proposal (the "Deficiency Notice"). The Deficiency Notice was sent within 14 calendar days of the Company's receipt of the Proposal. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8(b) and how the Proponent could cure the procedural deficiencies. A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice stated that the Proponent has not complied with Rule 14a-8(b) under the Exchange Act by the failure to submit documentary evidence to establish (i) that he is the beneficial owner of at least $2,000 in market value, or 1%, of the outstanding common stock of the Company; and (ii) that as of November 10, 2008, he has held such common stock continuously for at least one year. Further, the Deficiency Notice alerted the Proponent to the fact that he had not provided a written statement that he intends to continue to hold his common stock through the date of the 2009 Annual Meeting. A copy of Rule 14a-8(b) was attached to assist the Proponent in complying with the requirements and correcting the deficiencies.

According to United States Postal Service tracking records, delivery of the Deficiency Notice to the address specified in the Proposal was attempted on November 20, 2008 at 4:12 P.M. A notice was left at the address stating that the letter could be redelivered or picked up at the post office. A copy of the tracking record is attached hereto as Exhibit C. To date, post office records indicate that the letter has not been retrieved by the Proponent from the post office.

On November 28, 2008, the Company received an electronic communication from Mr. Chevedden inquiring as to whether the Company waives the broker letter on the Proponent's Proposal or show the Proponent as the record holder. On December 1, 2008, the Company responded to Mr. Chevedden that the Proponent had not authorized the Company to communicate through him and as such, the Deficiency Notice had been sent directly to the Proponent. A copy of all correspondence between the Company and Mr. Chevedden is attached hereto as Exhibit D. That same day, Mr. Chevedden delivered to the Company a letter from DJF Discount Brokers with respect to the Proponent's ownership of securities. A copy of the letter is attached hereto as Exhibit E. In his email, Mr. Chevedden asked whether any further stock verification was required. On December 2, 2008, the Company again informed Mr. Chevedden by email that the Proponent's proposal did not include a statement that he intends to own the shares through the annual meeting or that we may communicate with the Proponent through Mr. Chevedden. On December 3, 2008, in response to a request from Mr. Chevedden, the Company forwarded a copy of the Deficiency Notice to Mr. Chevedden. On December 11, 2008, Mr. Chevedden responded to the Company by email stating that the Proponent intends to hold his stock past the date of the annual meeting. To date, the Company has not had any communication with the Proponent, and the Proponent still has not submitted his own written statement that he intends to hold the securities through the date of the 2009 Annual Meeting.

## II. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Staff Legal Bulletin No. 14 ("SLB 14") specifies that the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by complying with the procedures set forth in Rule 14a-8(b)(2). See Section C.1.c, SLB 14 (July 13, 2001). Among the requirements of Rule 14a-8(b)(2) is a written statement by the shareholder that he intends to continue to hold the securities through the date of the meeting of the shareholders. Section C.1.d of SLB 14 states that "the shareholder must provide this written statement [that he or she intends to continue holding the securities through the date of the shareholder meeting] regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Washington Mutual, Inc. (Dec. 31, 2007); General Motors Corp. (Apr. 5, 2007); Yahoo, Inc. (Mar. 29, 2007); CSK Auto Corp. (Jan. 29, 2007); Motorola, Inc. (Jan. 10, 2005), Johnson & Johnson (Jan. 3, 2005); Agilent Technologies (Nov. 19, 2004); Intel Corp. (Jan. 29, 2004). More specifically, the Staff has consistently permitted companies to exclude a proposal where the proponent has failed to submit a written statement to the company that he or she intends to continue beneficial ownership through the date of the company's annual meeting of stockholders. In such cases, the Staff found that a proposal was properly excludable under Rules 14a-8(b) and 14a-8(f) and granted relief without giving the proponent an opportunity after the expiration of the applicable 14-day period to comply with the requirements of Rule 14a-8(b)(2). See IVAX Corporation (March 20, 2003); Exxon Mobil Corp. (January 23, 2001); Exxon Mobile Corp. (January 16, 2001); McDonnell Douglas Corp. (February 4, 1997); Ashland Inc. (November 14, 1996), and International Business Machines Corp. (November 22, 1995).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

On November 17, 2008, the Company mailed the Deficiency Notice to the Proponent, at the address specified in the Proposal, informing the Proponent of the deficiencies in the Proposal. The Deficiency Notice was sent in a timely manner, well in advance of the 14-day notice requirement of Rule 14a-8(f)(1). The Deficiency Notice was sent by certified mail, which is a preferred method of delivery under Rule 14a-8(e) because it ensures evidence of receipt. Moreover, the method of delivery was the only logical means available to the Company, as the Proposal did not include a cover letter and the Proponent's address was the only contact information listed. The post office attempted to deliver the Deficiency Notice on November 20, 2008 and a notice was left at the address by the mail carrier. The notice provided instructions for obtaining the letter by redelivery or by collecting the letter at the post office. To date, the Proponent has yet to contact the Company directly. The Company did not receive Mr. Chevedden's statement that "Mr. Kenneth Steiner intends to hold his stock past the date of the annual meeting" until December 11, 2008, 21 days after the post office attempted delivery of the Deficiency Notice.

The fact that the Proponent chose to disregard the notice does not afford him the luxury of claiming that he did not receive the Deficiency Notice. To allow otherwise would afford shareholders the opportunity to avoid receipt of notice by providing limited contact information and refusing to respond to the good faith efforts of the company. Therefore, the Company believes that it satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated that the Proponent had not included in his correspondence a statement that he intended to continue to hold the common stock through the date of the 2009 Annual Meeting.

Furthermore, the Proponent has failed to satisfy the requirements of Rule 14a-8(b) even if the original Deficiency Notice is not deemed to have been received by the Proponent. As described above, Mr. Chevedden notified the Company on December 2, 2008 that the Proponent had not received the Company's Deficiency Notice. Mr. Chevedden also requested a copy of the Deficiency Notice to "expedite" matters, presumably so that he could deliver the Deficiency Notice to the Proponent. The Company responded by delivering a copy of the Deficiency Notice by email to Mr. Chevedden on December 3, 2008. By email on December 11, 2008, Mr. Chevedden communicated to the Company that "Mr. Kenneth Steiner intends to hold his stock past the day of the annual meeting." Rule 14a-8(b)(2) provides that a Proponent must provide his "own written statement that he intends to continue to hold the securities through the date of the meeting of stockholders." If the original Deficiency Notice is deemed to have been received by Proponent, then the deadline for the Proponent to provide his "own written statement" of ownership intent expired on December 4, 2008. If only the second attempt to send the Deficiency Notice is deemed to have been received by Proponent, through Mr. Chevedden on December 3, 2008, then the deadline for the Proponent to provide his "own written statement" expired on December 17, 2008. To date, the Company has had no direct communication with the Proponent. He has therefore failed to demonstrate his eligibility to submit a stockholder proposal under Rule 14a-8(b).

The Staff has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied" Rule 14a-8(b)'s eligibility requirements. See Torotel Inc. (Aug. 29, 2007); Dell Inc. (Apr. 2, 2007); Citizens Communications Co. (Mar. 8, 2007); International Paper Co. (Feb. 28, 2007); International Business Machines Corp. (Dec. 5, 2006); General Motors Corp. (Apr. 3, 2006).

### III. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Require the Company to Violate Delaware Law.

Rule 14a-8(i)(2), permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit F (the "Delaware Opinion"), the Company has further basis to exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Company's bylaws and each appropriate governing document to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and the board of directors. Under the terms of the Proposal, one "exception or exclusion condition" imposed on the stockholders' power to call special meetings is the requirement to hold at least 10% of the Company's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the Company's directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. As explained below, the implementation of this Proposal would violate the DGCL. This conclusion is supported by the Delaware Opinion.

As noted in the Delaware Opinion, Section 211(d) of the DGCL vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings, which cannot be implemented lawfully through the Company's Bylaws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Company's Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. §211(d).

Further, as discussed in the Delaware Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) [of the DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). See also, McMullin v. Beran, 765 A.2d 910,916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Company's Bylaws to include a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Company's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the Delaware Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. See Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. See 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the Delaware Opinion, the board's statutory power to call special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The Delaware Opinion states that "[c]onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the Delaware Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal

> and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the [DGCL].

(footnote omitted) Accordingly, for the reasons set forth above and as supported by the Delaware Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

## IV. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in Section III above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Company lacks the power and authority to implement the Proposal. The Staff has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. See Xerox Corporation (February 23, 2004) and SBC Communications Inc. (January 11, 2004). Based on the foregoing, the Company lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

## V. Conclusion

Based upon the foregoing, Fortune Brands respectfully requests the Staff to confirm, at its earliest convenience, that it will not recommend any enforcement action if Fortune Brands excludes the Proposal from the 2009 Proxy Materials for its 2009 Annual Meeting in reliance on Rules 14a-8(b), 14a-8(f), 14a-8(i)(2) and 14a-8(i)(6).

Please acknowledge receipt of this letter and its enclosures by stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Lauren S. Tashma
Vice President and Associate General Counsel

cc: Kenneth Steiner

**Exhibit A**

**Proposal, dated November 10, 2008, sent by Kenneth Steiner**

[FO: Rule 14a-8 Proposal, November 10, 2008]

**3 – Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Statement of Kenneth Steiner**

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

| | | |
|---|---|---|
| Occidental Petroleum (OXY) | 66% | Emil Rossi (Sponsor) |
| FirstEnergy Corp. (FE) | 67% | Chris Rossi |
| Marathon Oil (MRO) | 69% | Nick Rossi |

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Fidelity and Vanguard have supported a shareholder right to call a special meeting.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –**

**Yes on 3**

---

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

**Exhibit B**

**Deficiency Notice**

*Mark A. Roche*
*Senior Vice President, General Counsel and Secretary*

FORTUNE BRANDS

November 17, 2008

**VIA REGISTERED MAIL**

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

I am in receipt of your correspondence dated November 10, 2008, in which you provided a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for certain matters to be addressed at the 2009 Annual Meeting of Stockholders of Fortune Brands, Inc. (the "Company").

As required by Rule 14a-8(f) of the Exchange Act, the Company is notifying you of the following procedural deficiencies related to the submitted proposal. You have not complied with Rule 14a-8(b) under the Exchange Act by the failure to submit documentary evidence to establish (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of the outstanding common stock of the Company; and (ii) that as of November 10, 2008, you have held such common stock continuously for at least one year. Further, you have not included in your correspondence a statement that you intend to continue to hold the common stock through the date of the 2009 Annual Meeting. A copy of Rule 14a-8(b) is attached as Annex A to assist you in complying with these requirements and correcting these deficiencies.

Please be advised that the failure to correct these deficiencies adequately within 14 calendar days of receipt of this notification will result in both the proposal being ineligible for consideration at the 2009 Annual Meeting and in its exclusion from the Company's proxy materials. Please also be advised that this letter in no manner waives any of the Company's rights to exclude the proposed business set forth in your letter from consideration at the 2009 Annual Meeting for any reason under applicable law, including any of the bases for exclusion enumerated in Rule 14a-8(i) of the Exchange Act, the General Corporation Law of Delaware or the Company's By-Laws. Please continue to direct all correspondence directly to Mark A. Roche at Fortune Brands, Inc., 520 Lake Cook Road, Deerfield, IL 60015, Facsimile: 847-484-4490.

Sincerely,

Mark Roche

Mark A. Roche
*Senior Vice President, General Counsel and Secretary*

Enclosure

Annex A

**Rule 14a-8(b) of the Securities Exchange Act of 1934**

* * * * *

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * * * *

**Exhibit D**

**Correspondence**

**Pla, Angela**

**From:** Roche, Mark
**Sent:** Monday, December 15, 2008 10:16 AM
**To:** Pla, Angela
**Subject:** FW: Rule 14a-8 Broker Letter (FO) SPM

Susan K. Hackett
Executive Assistant
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015
Phone: 847-484-4441
Fax: 847-484-4490

susan.hackett@fortunebrands.com

-----Original Message-----
From: Roche, Mark
Sent: Monday, December 01, 2008 11:30 AM
To: olmsted
Subject: RE: Rule 14a-8 Broker Letter (FO) SPM

Mr. Chevedden,

Mr. Steiner did not authorize us to communicate with him through you, so we sent the letter directly to him requesting proof of share ownerhip and intent to retain the shares through our annual meeting.

Thank you for you communication with respect to Mr. Rossi's proposal. The broker letter is sufficient to show ownership, but we would like confirmation that Mr. Rossi intends to own the shares through the annual meeting. An email message from you will suffice.

I hope you had a happy Thanksgiving.

Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com



-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 28, 2008 5:42 PM
To: Roche, Mark
Cc: Tashma, Lauren
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche, Does the company waive the broker letter on Kenneth Steiner's rule 14a-8 proposal for Special Shareowner Meetings and/or show Mr. Steiner as a record holder. Please advise on Monday or Tuesday.
Sincerely,
John Chevedden

**Pla, Angela**

| | |
|---|---|
| **From:** | Tashma, Lauren |
| **Sent:** | Tuesday, December 02, 2008 7:57 AM |
| **To:** | Pla, Angela |
| **Subject:** | FW: Rule 14a-8 Broker Letter (FO) SPM |
| **Attachments:** | CCE00008.pdf |

CCE00008.pdf (60 KB)

-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2008 8:37 PM
To: Roche, Mark
Cc: Tashma, Lauren
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement for stock ownership verification.
Sincerely,
John Chevedden

## Roche, Mark

**From:** Roche, Mark
**Sent:** Tuesday, December 02, 2008 1:25 PM
**To:** 'olmsted'
**Subject:** RE: Rule 14a-8 Broker Letter (FO) SPM

Mr. Steiner's proposal did not include a statement that he intends to own the shares through the annual meeting and that we may communicate with him through you. Please advise.

Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com



-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 01, 2008 8:37 PM
To: Roche, Mark
Cc: Tashma, Lauren
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche,
Attached is the broker letter. Please advise within one business day whether there is any further rule 14a-8 requirement for stock ownership verification.
Sincerely,
John Chevedden

------ Forwarded Message
From: "Roche, Mark" <mark.roche@fortunebrands.com>
Date: Tue, 2 Dec 2008 14:25:27 -0500
To: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Rule 14a-8 Broker Letter (FO) SPM
Subject: RE: Rule 14a-8 Broker Letter (FO) SPM

Mr. Steiner's proposal did not include a statement that he intends to own the shares through the annual meeting and that we may communicate with him through you. Please advise.

---

Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com

**Pla, Angela**

**From:** Roche, Mark
**Sent:** Wednesday, December 03, 2008 7:46 AM
**To:** Pla, Angela
**Subject:** FW: Rule 14a-8 Broker Letter (FO) SPM


Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com




-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 02, 2008 9:42 PM
To: Roche, Mark
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche, I just spoke to Mr. Steiner and he said he had not received anything from the company.
Thank you.
John Chevedden

**Pla, Angela**

| | |
|---|---|
| **From:** | Pla, Angela |
| **Sent:** | Wednesday, December 03, 2008 3:05 PM |
| **To:** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Cc:** | Roche, Mark |
| **Subject:** | FW: Rule 14a-8 Broker Letter (FO) SPM |
| **Attachments:** | XR252-A2673.pdf |

XR252-A2673.pdf
(82 KB)

Mark Roche asked that I forward a copy of the attached letter to your attention.

Angela M. Pla
Assistant Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015
(847) 484-4455

-----Original Message-----
From: Roche, Mark
Sent: Wednesday, December 03, 2008 7:47 AM
To: Pla, Angela
Subject: FW: Rule 14a-8 Broker Letter (FO) SPM

Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com



-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 02, 2008 8:30 PM
To: Roche, Mark
Subject: Rule 14a-8 Broker Letter (FO) SPM

Mr. Roche, Can you help expedite this by forwarding to me the letter you sent to Mr. Steiner.
Thank you.
John Chevedden

**Pla, Angela**

**From:** Roche, Mark
**Sent:** Monday, December 15, 2008 9:48 AM
**To:** Pla, Angela; Tashma, Lauren
**Subject:** FW: Rule 14a-8 Proposal (FO) Kenneth Steiner


Mark A. Roche
Sr. Vice President, General Counsel,
and Secretary
Fortune Brands, Inc.
520 Lake Cook Road, Deerfield, IL 60015
(847) 484-4440
(847) 484-4490 fax
email: Mark.Roche@fortunebrands.com




-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 11, 2008 7:13 PM
To: Roche, Mark
Subject: Rule 14a-8 Proposal (FO) Kenneth Steiner

Mr. Roche, Mr. Kenneth Steiner intends to hold his stock past the date of the annual meeting. Please advise in one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

**Exhibit E**

**Letter from DJF Discount Brokers**

DJF

DISCOUNT BROKERS

Date: 1 Dec 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 350 shares of Fortune Brands Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

| Post-it® Fax Note 7671 | Date 12-1-08 # of pages ▶ |
| --- | --- |
| To Mark Roche | From |
| Co./Dept. | Co. |
| Phone # | Phone *** FISMA & OMB Memorandum M-07-16 *** |
| Fax # 847-484-4490 | Fax # |

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

## Exhibit F

## Opinion of Delaware Counsel

RICHARDS LAYTON & FINGER

December 22, 2008

Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL 60015

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Fortune Brands, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on February 4, 1999 (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701
www.rlf.com

foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

**The Proposal**

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

**Discussion**

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

### A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation The Jones Apparel Court observed:

> . [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of

[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

**B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.**

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary

[2] See infra, n. 5 and surrounding text.

process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

---

[3] See infra, n. 5 and surrounding text.

[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law.

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[7] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

**Conclusion**

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

[7] See supra, n. 5 and surrounding text.